April 15, 2026

VIA EDGAR TRANSMISSION

Elizabeth Goody

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.

Washington, D.C. 20549-0506

Re: Elevation Series Trust, File Nos. 333-265972 and 811- 23812 (“Registrant”)

Dear Ms. Goody:

On January 16, 2026, the Registrant, on behalf of its series, CresAlta Global Dividend ETF and CresAlta Small and Mid-Cap ETF (each a “Fund”), filed an amendment to its registration statement under the Securities Act of 1933 on Form N-1A (the “Amendment”). In a telephone conversation on March 16, 2026, you provided comments to the Amendment. Below, please find those comments and the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Please note that added language is in italics and deleted language appears struck through, if any.

Prospectus

CresAlta Global Dividend ETF

Principal Investment Strategies of the Fund

Comment 1: In light of the second paragraph of this section of the Prospectus, please consider revising in order to provide additional detail regarding specific metrics, criteria or analyses performed at each stage of the investment process and disclose any material risks associated with the investment process, so that investors can understand how decisions are made.

Response: The Registrant has added the following disclosures to this section:

The Adviser’s stock selection process combines macroeconomic analysis, quantitative stock ranking, and traditional company fundamental analysis. The process is not an automated model. Buying and selling decisions are at the portfolio manager’s discretion based on review of the research.

1. The Adviser’s macroeconomic analysis divides business cycles into four phases— trough, early recovery, expansion, and peak—using a combination of

Daniel.Filstrup@ThompsonHine.com     Direct: 312.998.4248

Elizabeth Goody
April 15, 2026

factors, such as Purchasing Managers Index data (PMI) and inflation, to estimate the current phase and direction of the business cycle. This macro business phase analysis informs the quantitative stock ranking and traditional fundamental analysis by helping to determine which segment of the stock market will benefit most from the current phase and direction of the business cycle.

2. The quantitative stock ranking is based on an analysis of factors in three distinct “factor families”: price momentum, valuation, and business fundamentals. Stocks are ranked based on a combination of factor families that is appropriate for the current phase and direction of the business cycle.

3. The Adviser’s traditional company analysis includes an assessment of financial statements and financial history; corporate strategy and business outlook; competitive landscape; macroeconomic backdrop; and management effectiveness. The Adviser uses a value-investing framework centered around dividends to classify stocks via traditional fundamental analysis to build portfolios. The Adviser’s classification system identifies stocks as dividend value, dividend growth, or dividend payor. Portfolios are often heavily allocated to dividend growth, which the Adviser defines as higher quality companies—usually with lower balance sheet leverage, strong free cash flows, clear capital allocation plans, defensible businesses, an ability to grow dividends and share buybacks at an above market pace. Dividend value and dividend payor stocks provide diversification during appropriate business cycle phases.

In addition, the Registrant has made the following edit to avoid duplicative disclosures:

~~Additionally, the Adviser utilizes a macroeconomic overlay to determine the business cycle phase of countries while rotating portfolio positions across stocks categorized with the Adviser’s dividend category methodology. Stocks are categorized into one of three dividend categories — dividend value, dividend growth, and dividend payer.~~ The bulk of the portfolio is expected to consist of dividend growth stocks. The Adviser seeks to obtain for the Fund substantial returns from such stocks via growing dividends and share buybacks. The portfolio may tilt toward dividend value or dividend payer stocks depending on the business cycle phase.

With respect to material risks arising from the Fund’s investment process, the Registrant believes that the risk disclosures provided in the section titled “Principal Risks of Investing in the Fund” are comprehensive and address all material risks associated with the Fund’s investment process.

Elizabeth Goody
April 15, 2026

Comment 2: To the extent that geographic concentration is a principal investment risk due to the limitation that the Fund is limited to U.S. company stocks, then please consider including a corresponding disclosure under the section titled “Principal Investment Strategies of the Fund.”

Response: The Registrant amended the disclosures in this section to clarify that investing in U.S. company stocks is a principal investment strategy as follows:

The Adviser begins by reviewing a universe of more than 2,500 companies using proprietary screening methods to identify companies primarily listed on an exchange in the U.S. that the Adviser believes are financially strong and well-managed companies that the Adviser believes are selling at attractive valuations.

If you have any questions, please call the undersigned at (312) 998-4248.

Very truly yours,

/s/ Daniel Filstrup

Daniel Filstrup

cc:	JoAnn M. Strasser